# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Helix Acquisition Corp. III, CIK 0002099656
CUSIP: G4444S107
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: C/O Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 01/26/2026
Filed by CIK 0002105798
Persons authorized to receive notices and communications: Helix Holdings III LLC, C/O Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116, 1 (857) 702-0370

## Reporting persons
- Helix Holdings III LLC (CIK 0002105798): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 4,750,000; sole dispositive power 0; shared dispositive power 4,750,000; aggregate amount beneficially owned 4,750,000 (21.5% of the class)
  Comment: 1. Helix Holdings III LLC (the "Sponsor") holds (i) 4,252,500 Class B ordinary shares, $0.0001 par value (the "Class B ordinary shares"), of Helix Acquisition Corp. III ("Issuer"), which are convertible into the Issuer's Class A ordinary shares, par value $0.0001 per share (the "Class A ordinary shares"), concurrently with or immediately following the consummation of the Issuer's initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date, as described under the heading "Description of Securities--Founder Shares and Private Placement Shares" in the Issuer's prospectus (File No. 291993) (the "Final Prospectus"), and (ii) 497,500 Class A ordinary shares ("Private Placement Shares") acquired pursuant to a Private Placement Shares Purchase Agreement by and between the Sponsor and the Issuer dated January 22, 2026 (the "Private Placement Shares Purchase Agreement"), which was filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 27, 2026 (File No. 001-43069) (the "Form 8-K").
  
  2. Helix Holdings III LLC is the record holder of the securities reported herein. Cormorant Private Healthcare Fund VI, LP ("Cormorant Fund VI") and Cormorant Global Healthcare Master Fund, LP, together own 100% of the membership interests in Helix Holdings III LLC. Cormorant Private Healthcare GP VI, LLC ("Cormorant VI GP") and Cormorant Global Healthcare GP, LLC ("Cormorant Global GP") serve as the general partners of Cormorant Fund VI and Cormorant Global Healthcare Master Fund, LP, respectively. Bihua Chen is the managing member of each of Cormorant VI GP and Cormorant Global GP. Accordingly, Ms. Chen has voting and investment discretion with respect to the ordinary shares held of record by Helix Holdings III LLC. Ms. Chen disclaims any beneficial ownership of the securities held by Helix Holdings III LLC other than to the extent of any pecuniary interest she may have therein, directly or indirectly.
  
  3. Based on an aggregate of (i) 17,250,000 Class A ordinary shares outstanding issued in the Issuer's initial public offering (the "Public Shares"), (ii) 497,500 Private Placement Shares and (iii) 4,312,500 Class B ordinary shares, each as reported by the Issuer in the Form 8-K. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all Class A ordinary shares issuable upon the conversion of Class B ordinary shares held by such person or entity were deemed outstanding if such securities are currently exercisable, or will become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
- Bihua Chen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,550,000; sole dispositive power 0; shared dispositive power 5,550,000; aggregate amount beneficially owned 5,550,000 (25.2% of the class)
  Comment: (1) The Sponsor holds (i) 4,252,500 Class B ordinary shares of the Issuer, which are convertible into the Issuer's Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date, as described under the heading "Description of Securities--Founder Shares and Private Placement Shares" in the Issuer's Final Prospectus, and (ii) 497,500 Private Placement Shares acquired pursuant to a Private Placement Shares Purchase Agreement, which was filed as Exhibit 10.4 to the Form 8-K.
  
  (2) Helix Holdings III LLC is the record holder of 4,750,000 of the securities reported herein. Cormorant Fund VI and Cormorant Global Healthcare Master Fund, LP, together own 100% of the membership interests in Helix Holdings III LLC. Cormorant VI GP and Cormorant Global GP serve as the general partners of Cormorant Fund VI and Cormorant Global Healthcare Master Fund, LP, respectively. Bihua Chen is the managing member of each of Cormorant VI GP and Cormorant Global GP. Accordingly, Ms. Chen has voting and investment discretion with respect to the ordinary shares held of record by Helix Holdings III LLC. Ms. Chen disclaims any beneficial ownership of the securities held by Helix Holdings III LLC other than to the extent of any pecuniary interest she may have therein, directly or indirectly.
  
  (3) Cormorant Global Healthcare Master Fund, LP is the record holder of 800,000 of the securities reported herein. Cormorant Global GP serves as the general partner of Cormorant Global Healthcare Master Fund, LP. Ms. Chen is the managing member of Cormorant Global GP. Accordingly, Ms. Chen has voting and investment discretion with respect to the ordinary shares of record held by Cormorant Global Healthcare Master Fund, LP. Ms. Chen disclaims any beneficial ownership of the securities held by Cormorant Global Healthcare Master Fund, LP other than to the extent of any pecuniary interest she may have therein, directly or indirectly.
  
  (4) Based on an aggregate of (i) 17,250,000 Public Shares, (ii) 497,500 Private Placement Shares and (iii) 4,312,500 Class B ordinary shares, each as reported by the Issuer in the Form 8-K. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all Class A ordinary shares issuable upon the conversion of Class B ordinary shares held by such person or entity were deemed outstanding if such securities are currently exercisable, or will become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Name of issuer: Helix Acquisition Corp. III
Address of issuer's principal executive offices: C/O Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by Helix Holdings III LLC ("Sponsor") and Bihua Chen (each a "Reporting Person" and, collectively, the "Reporting Persons").
Residence or business address: Sponsor is a limited liability company formed under the laws of the Cayman Islands. Bihua Chen is citizen of the United States. The address for the principal business office of each Reporting Person is C/O Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, MA 02116.
Present principal occupation or employment: The principal occupation of Ms. Chen is Chief Executive Officer and Chairperson of the Board of the Issuer. The principal business of the Sponsor is to act as the Issuer's sponsor in connection with the Issuer's initial public offering and to invest and hold securities of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: U.S.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price for the founder shares (as defined below) was $25,000. The aggregate purchase price for the Private Placement Shares (as defined below) was $4,975,000. The aggregate purchase price for the Insider Public Shares (as defined below) was $8,000,000. In each case, the source of these funds was the working capital of the members of the Sponsor.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

On November 20, 2025, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain of the Issuer's offering and formation costs in exchange for 4,312,500 Class B ordinary shares, par value $0.0001 per share, of the Issuer (the "Class B ordinary shares" or the "founder shares"). On December 1, 2025, the Sponsor surrendered 718,750 founder shares to the Issuer for no consideration, resulting in the Sponsor holding a total of 3,593,750 founder shares. On December 4, 2025, the Sponsor transferred 30,000 founder shares to each of the Issuer's nominated independent directors, Mark McKenna and John Schmid, resulting in the Sponsor holding a total of 3,533,750 founder shares. On January 22, 2026, the Issuer effected a share capitalization with respect to the Class B ordinary shares resulting in the issue and allotment of 718,750 Class B ordinary shares to the Sponsor, resulting in the Sponsor holding a total of 4,252,500 founder shares. The founder shares included an aggregate of 562,500 founder shares that were subject to forfeiture to the extent that the underwriters' over-allotment option in connection with the Issuer's initial public offering (the "IPO") was not exercised in full, so that the Sponsor would own, on an as-converted basis, approximately 20% of the Issuer's issued and outstanding shares after the IPO (excluding any public shares purchased by the Sponsor in the IPO and excluding the Private Placement Shares). On January 23, 2026, the underwriters of the IPO exercised their over-allotment option in full and, accordingly, the founder shares are no longer subject to forfeiture. The founder shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination, at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Private Placement Shares

Simultaneously with the closing of the IPO, on January 26, 2026, pursuant to a Private Placement Shares Purchase Agreement (the "Private Placement Shares Purchase Agreement"), the Issuer completed the private sale of 497,500 Class A ordinary shares (the "Private Placement Shares") at a purchase price of $10.00 per Private Placement Share, to the Sponsor, generating gross proceeds to the Issuer of $4,975,000. The Private Placement Shares are identical to the Class A ordinary shares sold in the IPO, except that, so long as they are held by the Sponsor and its permitted transferees: (i) they may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of a Business Combination, (ii) they are entitled to registration rights and (iii) they may not be submitted for redemptions and are not entitled to redemption rights in connection with the completion of a Business Combination or an earlier redemption in connection with shareholder votes to amend the Issuer's amended and restated memorandum and articles of association (the "charter"). For additional information, please see "Letter Agreement" below in this section.

The foregoing description of the Private Placement Shares Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Insider Public Shares

Cormorant Global Healthcare Master Fund, LP ("Master Fund") participated in the Issuer's IPO, which closed on January 26, 2026, and acquired 800,000 Class A ordinary shares at $10.00 per share (the "Insider Public Shares"). For additional information regarding the redemption, voting and transfer restrictions to the Insider Public Shares, please see "Letter Agreement" below in this section.

Letter Agreement

Sponsor, the Issuer's officers and directors, including Bihua Chen, and the Issuer entered into a letter agreement dated January 22, 2026 (the "Letter Agreement"), pursuant to which they agreed to certain voting, lock-up, and redemption rights provisions described in more detail below.

Redemption Rights Waiver

Pursuant to the Letter Agreement, Sponsor and Ms. Chen, as applicable, have agreed to (i) waive their redemption rights with respect to their Founder Shares, Private Placement Shares, Insider Public Shares and any other public shares they may acquire during or after the IPO in connection with the completion of the Business Combination, (ii) waive their redemption rights with respect to their Founder Shares, Private Placement Shares, Insider Public Shares and any public shares they may acquire during or after the IPO in connection with a shareholder vote to approve an amendment to the charter (A) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with the Business Combination or to redeem 100% of the Issuer's public shares if the Issuer does not complete the Business Combination within the Issuer's completion window or (B) with respect to any other material provisions relating to shareholders' rights or pre-Business Combination activity, (iii) waive their rights to liquidating distributions from the trust account with respect to their Founder Shares and Private Placement Shares if the Issuer fails to complete the Business Combination within the Issuer's completion window, although Sponsor and Ms. Chen, as applicable, will be entitled to liquidating distributions from the trust account with respect to the Insider Public Shares or any public shares they hold if the Issuer fails to complete the Business Combination within the prescribed time frame and to liquidating distributions from assets outside the trust account, and (iv) not sell any of the Founder Shares, Private Placement Shares, Insider Public Shares or any public shares owned by them to the Issuer in the tender offer undertaken by the Issuer if the Company seeks to consummate a Business Combination by engaging in a tender offer.

Voting Agreement

Further, pursuant to the Letter Agreement, Sponsor and Ms. Chen have agreed to vote any of their Founder Shares, Private Placement Shares, or Insider Public Shares, as applicable, or any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of a Business Combination. If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if it is approved by an ordinary resolution under Cayman Islands law, which requires the affirmative vote of at least a majority of the votes cast by the shareholders of the issued shares present in person or represented by proxy and entitled to vote on such matter at a general meeting of the Issuer.

Lock-up Agreement

Further, pursuant to the Letter Agreement, Sponsor and Ms. Chen have agreed that the Founder Shares are not transferable except to certain permitted transferees until the earlier of (A) 180 days after the completion of the Business Combination or (y) the date on which the Issuer consummates a transaction which results in all of its public shareholders having the right to exchange their Class A ordinary shares for cash, securities, or other property. The Sponsor and Ms. Chen have also agreed that the Private Placement Shares are not transferrable except to certain permitted transferees until 30 days after the completion of a Business Combination. Additionally, the Sponsor and Ms. Chen, as applicable, have agreed that they will not, without the prior consent of the IPO underwriter, transfer, enter into an arrangement to transfer or publicly announce an intent to transfer the Founder Shares, Private Placement Shares, Insider Public Shares, or any public shares they hold, except to certain permitted transferees, commencing on the effective date of the underwriting agreement entered in connection with the IPO and ending 180 days after such date.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Private Placement Shares, any ordinary shares held or acquired by the Sponsor prior to the consummation of the Business Combination, and any securities that may be issued as part of working capital loans. In addition, Sponsor has certain "piggy-back" registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Administrative Services Agreement

Sponsor and the Issuer entered into an Administrative Services and Indemnification Agreement dated January 22, 2026 (the "Administrative Services Agreement"), pursuant to which the Issuer agreed to pay Sponsor $6,458 per month for office space, utilities, administrative services and remote support services provided to members of the Issuer's management team. The Issuer will cease paying these monthly fees upon completion of a Business Combination or Issuer's liquidation. Additionally, the Issuer will indemnify the Sponsor, members and managers and representatives of the Sponsor, including Ms. Chen (collectively, "Sponsor Indemnitees") from any claims arising out of or relating to the IPO or the Issuer's operations or conduct of the Issuer's business or any claim against any Sponsor Indemnitees alleging any expressed or implied management or endorsement by Sponsor Indemnitees of any of the Issuer's activities or any express or implied association between Sponsor Indemnitees, on the one hand, and the Issuer or any of its other affiliates, on the other hand. The Administrative Services Agreement provides that the Sponsor Indemnitees cannot access or seek recourse against the funds held in the Issuer's trust account established for the benefit of the Issuer's public shareholders.

Indemnification Agreement

Bihua Chen and Issuer entered into an Indemnification Agreement dated January 22, 2026 (the "Indemnification Agreement"), pursuant to which the Issuer will indemnify Ms. Chen, who serves as a director and an officer of the Issuer, to the fullest extent permitted by applicable law, providing that Ms. Chen has agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever.

Promissory Note

On December 5, 2025, the Issuer issued an unsecured promissory note (the "Promissory Note") to the Sponsor, pursuant to which the Issuer may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) June 30, 2026 or (ii) the completion of the IPO. As of the closing of the IPO, the Issuer had $300,000 outstanding under the Promissory Note, which is due on demand.

Related Party Loans

In order to finance transaction costs in connection with an intended Business Combination, Reporting Persons may, but are not obligated to, loan the Issuer funds as may be required on a non-interest basis. If the Issuer completes a Business Combination, it would repay such loaned amounts. In the event that the Business Combination does not close, Issuer may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement shares of the post business combination entity at a price of $10.00 per share at the option of the lender.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. The purpose of any such acquisition of securities could be to (1) increase the likelihood of obtaining shareholder approval of the Business Combination or (2) satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Business Combination, where it appears that such requirement would otherwise not be met. Any such purchases of the Issuer's Class A ordinary shares may result in the completion of the Business Combination that may not otherwise have been possible. In addition, if such purchases are made, the public "float" of the Issuer's Class A ordinary shares may be reduced and the number of beneficial holders of the Issuer's securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of the Issuer's Class A ordinary shares on a national securities exchange.

In addition, Ms. Chen is the Chief Executive Officer of the Issuer and is the chairperson of the board of directors of the Issuer. As such, Ms. Chen takes and will continue to take, an active role in the Issuer's management and strategic direction, including activities of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D. In light of her responsibilities to the Issuer, Ms. Chen does not anticipate making any disclosures in connection with her participation in the transactions and activities of the Issuer separate and apart from relevant disclosures by the Issuer, unless otherwise required by Schedule 13D. The Sponsor and its representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer's board of directors, members of the Issuer's management and/or other shareholders of the Issuer from time to time with respect to potential Business Combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer's board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a Business Combination, purchasing additional ordinary shares and/or rights, selling some or all of its ordinary shares and/or rights, engaging in pledging, short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Sponsor and its representatives may introduce the Issuer to potential candidates for a Business Combination, or propose one or more Business Combinations with potential candidates, which may include candidates that are affiliates of the Reporting Person or in which the Reporting Person otherwise has an equity or other interest. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the Class A ordinary shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The percentages of the Class A ordinary shares held by the Sponsor and Bihua Chen reported herein are based on an aggregate of 22,060,000 Class A ordinary shares outstanding, which includes: (i) 17,250,000 Class A ordinary shares outstanding issued in the Issuer's IPO, (ii) 497,500 Private Placement Shares, each as reported in the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 27, 2026 (File No. 001-43069), and (iii) 4,252,5000 Class A ordinary shares issuable upon conversion of the Founder Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Issuer's Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 3 and Item 4 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the contracts, arrangements, understandings and relationships among the Reporting Persons with respect to Class A ordinary shares and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Other than as described in Items 3, 4 and 5, which disclosure is incorporated into this Item 6 by reference, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

1 Joint Filing Agreement.

2 Letter Agreement, dated January 22, 2026, among Helix Acquisition Corp. III, Helix Holdings III LLC and each of the officers and directors of Helix Acquisition Corp. III. (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed January 27, 2026).

3 Registration Rights Agreement, dated January 22, 2026, among Helix Acquisition Corp. III, Helix Holdings III LLC and the holders signatory thereto (Incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed January 27, 2026).

4 Private Placement Shares Purchase Agreement, dated January 22, 2026, between Helix Acquisition Corp. III and Helix Holdings III LLC. (Incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed January 27, 2026).

5 Administrative Services and Indemnification Agreement, dated January 22, 2026, between Helix Acquisition Corp. III and Helix Holdings III LLC. (Incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed January 27, 2026).

6 Indemnity Agreement, dated January 22, 2026, between Helix Acquisition Corp. III and Bihua Chen.

## Signatures
- Helix Holdings III LLC: /s/ Bihua Chen, Bihua Chen, Managing Member of Helix Holdings III LLC (01/29/2026)
- Bihua Chen: /s/ Bihua Chen, Bihua Chen (01/29/2026)